SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ISCO International, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-3688459

(State of Incorporation or Organization)	(I.R.S. Employer
Identification No.)

451 Kingston Court,
Mt. Prospect, Illinois	60056

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) please check the following box. [   ]

Securities Act registration statement file number to which this form relates:	NA
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock	The American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

     None.

SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered

     The following description of the common stock of ISCO International, Inc. is qualified in its entirety by reference to our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Bylaws (the “Bylaws”), copies of which have been filed with the Securities and Exchange Commission.

     Our Certificate of Incorporation authorizes 250,000,000 shares of common stock (the “Common Stock”) and 300,000 shares of preferred stock. As of May 30, 2002 there were 147,944,927 shares of Common Stock outstanding and no shares of preferred stock outstanding. Holders of Common Stock will be entitled to one vote per share on all matters submitted to a vote of stockholders.

     Subject to the rights of holders of any outstanding shares of our preferred stock, the holders of outstanding shares of our Common Stock will be entitled to the dividends and other distributions as may be declared from time to time by our Board of Directors from legally available funds. Holders of our Common Stock do not have preemptive, subscription, redemption or conversion rights. Subject to the rights of holders of any shares of our outstanding preferred stock, upon our liquidation, dissolution or winding up and after payment of all prior claims, the holders of shares of our Common Stock outstanding at that time will be entitled to receive pro rata all of our assets. All shares of our Common Stock currently outstanding are fully paid and nonassessable.

     Our Board of Directors, without further stockholder approval, may issue our preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board of Directors may authorize the issuance of our preferred stock which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board of Directors can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of our preferred stock are outstanding. Our Board of directors, without stockholder approval, can also issue our preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. Our issuance of our preferred stock may delay, defer or prevent a change in our control. We have no present intention to issue shares of our preferred stock.

     We have designated 10,000 shares of our preferred stock as series A junior participating preferred stock in connection with our stockholder rights agreement. As of the date of this prospectus, we have not issued any shares of our series A preferred stock.

Rights Plan

     In February 1996, our board of directors adopted a stockholders rights plan. In connection with the adoption of the rights plan, the board of directors created one series of preferred stock, consisting of 10,000 shares of series A junior participating preferred stock. Each share of the series A preferred, when and if issued, entitles the holder thereof to receive dividends equal to 1,000 times the dividends per share declared with respect to the common stock. Holders of the series A preferred are entitled to exercise 1,000 votes per share on all matters submitted to a vote of stockholders and, except as otherwise required by law, vote together with the holders of common stock as a single class. In the event of liquidation, such holders would receive a preference of 1,000 times the aggregate amount to be distributed per share to the holders of common stock. In general, each share of the series A preferred is intended to have a value and voting rights equal to 1,000 shares of common stock, and appropriate anti-dilutive adjustments will be made in accordance with the terms of such series A preferred in the event of certain changes in common stock.

     Pursuant to the rights plan, a series A right is associated with, and trades with, each share of common stock outstanding. The record date for distribution of such series A rights was February 22, 1996 and, for so long as the series A rights are associated with the common stock, each new share of common stock issued by us will include one series A right.

     Each series A right will entitle its holder to purchase one-thousandth of a share of our series A preferred for $200 (subject to adjustment). The series A rights are not exercisable until the earlier of (i) ten days after any person or group becomes the beneficial owner of 15% or more of the outstanding common stock or (ii) 10 business days (unless extended by the board of directors) after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the common stock.

     If any person or group acquires 15% or more of the common stock outstanding (a shares acquisition date), each holder of a series A right (except the acquiring party) has the right to receive, upon exercise, (i) shares of common stock having a market value of two times the exercise price of the series A right and (ii) one series B right (together referred to as the rights). The board of directors has the option, after the shares acquisition date but before there has been an acquisition of 50% of our common stock, to exchange both (i) one share of common stock (or one-thousandth of a share of preferred stock) and (ii) one series B right, for each series A right (other than series A rights held by an acquiring party). If, after the series A rights become exercisable, we are involved in a merger or other business combination, or if we sell or transfers more than 50% of our assets or earning power, or if an acquiring party engages in certain “self-dealing” transactions with us, each series A right and series B right then outstanding (other than Rights held by an acquiring party) will be exercisable for common stock of the other party to such transaction having a market value of two times the exercise price of the Right.

     On February 13, 2002, we executed an amendment to the rights plan. The amendment provides that neither Elliott Associates, L.P. and Elliott International, L.P. (collectively referred to as Elliott and with their affiliates, the Elliott Entities) nor Alexander Finance, LP (Alexander) shall be an acquiring person under the rights plan (i) on account of any acquisition of additional common shares purchased directly from us which has been approved in advance by our board of directors, or (ii) so long as the acquisition of any additional shares not purchased directly from us, in the aggregate, does not exceed one (1%) percent of the total issued and outstanding shares of our common stock. Additionally, none of the Elliot Entities nor Alexander will be an acquiring person by reason of direct transfers between any of the Elliott Entities or from Alexander to any of its affiliates.

     We have the right to redeem the series A rights for a redemption price of $.01 per series A right prior to the Shares Acquisition Date. The series B rights, once issued, are not redeemable. The rights expire on February 9, 2006.

     The rights have certain anti-takeover effects. The rights should not interfere with any merger or business combination approved by the board of directors since the series A rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the common stock. However, by causing substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors, the rights may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of our stockholders. The rights are not intended to prevent an acquisition on terms that are favorable and fair to all stockholders.

Anti-Takeover Effects of Certain Charter and By-Law Provisions

          Our Certificate of Incorporation and By-Laws contain a number of provisions relating to corporate governance and to the rights of stockholders. These provisions include:

     1.     A requirement that stockholder action may be taken only at stockholder meetings and not by written consent, however a proposal to amend this provision to permit stockholder action by written consent will be voted upon by our stockholders at our annual meeting of stockholders on June 11, 2002;

     2.     notice requirements relating to nominations to our Board of Directors and to the raising of business matters at stockholder meetings;

     3.     a requirement that special meetings of stockholders can only be called by certain of our officers or a majority of our Board of Directors;

     4.     the authority of our Board of Directors to issue series of our preferred stock with such voting rights and other powers as our Board of Directors may determine; and

     5.     the classification of our Board of Directors into three classes, with directors serving for staggered three-year terms.

     These provisions may be deemed to have a potential “anti-takeover” effect in that they may delay, defer or prevent a change of control of the company.

Item 2. Exhibits

3.1	Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-3/A, filed with the Securities and Exchange Commission (“SEC”) on August 13, 1998, Registration No. 333-56601 (the “August 1998 S-3”).

3.2	By-Laws of the Company, incorporated by reference to Exhibit 3.2 to Amendment No. 3 to the Company’s Registration Statement on Form S-1, filed with the SEC on October 26, 1993, Registration No. 33-67756 (the “IPO Registration Statement”).

3.3	Certificate of Amendment of Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.3 to the IPO Registration Statement.

3.4	Certificate of Amendment of Certificate of Incorporation of the Company, incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3/A, filed with the SEC on July 1, 1999, Registration No. 333-77337.

3.5	Certificate of Amendment of Certificate of Incorporation of the Company filed July 18, 2000, incorporated by reference to the Company’s registration statement on

Form S-8 filed August 7, 2000 (the August 2000 S-8”).

4.1	Specimen stock certificate representing Common Stock, incorporated by reference to Exhibit 4.1 to the IPO Registration Statement.

4.2	Rights Agreement dated as of February 9, 1996 between the Company and LaSalle National Trust, N.A., incorporated by reference to the Exhibit to the Company’s Registration Statement on Form 8-A, filed with the SEC on February 12, 1996.

4.3	Amendment No. 1 dated February 13, 2002 to the Rights Agreement dated as of February 9, 1996, between the Company and La Salle Bank National Association, as Rights Agent, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 28, 2002.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ISCO INTERNATIONAL, INC

Date: June 6, 2002	By: /s/ Frank Cesario

Frank Cesario
Acting Chief Financial Officer